UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Carbonite, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Stephen Munford

Interim Chief Executive Officer and President

Two Avenue de Lafayette

Boston, Massachusetts 02111

(617) 587-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Carbonite, Inc. (“Carbonite”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2019, relating to the tender offer by Coral Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Carbonite, par value $0.01 per share (the “Shares”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, among Carbonite, OpenText and Merger Sub, for a purchase price of $23.00 per Share in cash, without interest and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

On December 16, 2019, TechCrunch.com published an article written by David Friend, a current director and co-founder of Carbonite, attached hereto as Exhibit 99.1. The article was expected to be published after the consummation of the Merger and, therefore, references the expected outcome of the Offer and the Merger. At this time, Mr. Friend continues to hold Shares and equity awards as reported in the Schedule 14D-9, other than as reflected below. Mr. Friend intends to tender his remaining Shares into the Offer as previously disclosed.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added below the table on page 6 of this Schedule 14D-9 under the heading “—Arrangements Between Carbonite and Its Executive Officers and Directors—Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger”:

As of December 17, 2019, following charitable donations of 337,304 Shares, David Friend beneficially owns 267,941 Shares, including Shares held through the Friend Shepherd Family 2009 Irrevocable Trust, which were inadvertently omitted from the original filing of this Schedule 14D-9. For this purpose, Mr. Friend’s total Shares excludes unvested Shares subject to forfeiture restrictions, Shares underlying Company Options (as defined below, whether or not currently exercisable) and Company RSUs and Company PSUs (each as defined below).

ITEM 9.	EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure is added to the existing exhibit list beginning on page 48 of this Schedule 14D-9:

Exhibit No.	Description

(a)(5)(X)	Article, written by David Friend and published on December 16, 2019, on TechCrunch.com (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9/A filed by Carbonite with the SEC on December 18, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2019	Carbonite, Inc.

	By:	/s/ Scott Semel
	Name:	Scott Semel
	Title:	Interim General Counsel